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April 29, 2015		Mollie Duckworth TEL: 5123222551 FAX: 5123228362 mollie.duckworth@bakerbotts.com

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Mara L. Ransom

Re:                             EQT GP Holdings, LP (the “Partnership”)

Amendment No. 2 to Registration Statement on Form S-1

Filed April 23, 2015

File No. 333-202053

Ladies and Gentlemen:

This letter relates to the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”), as amended through Amendment No. 2 filed on April 23, 2015.  On behalf of the Partnership, we hereby submit for the Securities and Exchange Commission’s review the currently expected offering terms to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K.  These pricing terms will be included in a future amendment to the Registration Statement.  The provided terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum amount of securities to be offered as of April 29, 2015.  Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s common units representing limited partner interests (the “Units”) is expected to be between $21.00 and $24.00 per Unit, with a midpoint of $22.50 per Unit, based on 20,000,000 Units offered to the public in connection with the Offering.  As requested by the Securities and Exchange Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit count information.

The Partnership seeks confirmation from the staff of the Division of Corporation Finance that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

To the extent that you have any questions regarding this letter, please do not hesitate to contact me at (512) 322-2551.

Very truly yours,

/s/ Mollie Duckworth
Mollie Duckworth

cc:                                Philip P. Conti, EQT GP Holdings, LP

Joshua Davidson, Baker Botts L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

Mike S. Telle, Vinson & Elkins L.L.P.